

C³ Bullion ("C3")
Condor Capital Coin

The New Gold Standard for Streaming Investments and
Precious Metals Backed Tokens



Table of Contents

1. C3Bullion Business Model, Strategy and Market Overview

2. C3 Bullion Project Opportunities

3. C3Bullion Structure, Partner and Financial Details

4. C3 Bullion Management Team and Advisory Board



C3Bullion ("C3") Streaming Investment Token

The Junior Mining sector is currently facing limited financing alternatives and **C3B** aims to capitalize on the opportunity, especially in light of CV-19 impacts:

➢ **C3B** will operate as an alternative capital provider for mining companies with a focus on acquiring interests in near–production mining of precious and base mineral properties mainly in the Americas.

➢ **C3B** **w**ill provide secured capital to junior miners to enter streaming and royalty opportunities to secure physical assets for the duration of the mine's life (typically over 10 years).

➢ **C3B** will work with C3, Ltd., an established Bermuda Exempted Company ("**C3**") that will invest into C3Bullion and offer STO holders' exposure to its streaming business model through a cash component (from the loan's interest and cash streaming mining assets) or an eventual fully gold backed token from the precious metals mining projects where *C³* invests into the target.

➢ For **C3B** investors interested in owning bullion Gold, investors can opt to be exposed to gold and C3,Ltd., as a backed STO, will offer the potential of obtaining an excess rate of return on gold, over the life of the token.



C3Bullion Token: Business Model

C^3 will be a fully-backed token and will allow token holders the option to redeem into physical assets

C^3 will work with reputable parties to refine, trade into bullion, and secure all C^3 assets at a fully insured custodian

Investment Process into Near Production Mining Companies

Raw Mining Streaming Production → Refining Process → Trading Certified Assets → Segregated Insured 3rd Party Custodian

To be processed via London good delivery third parties

Assets Backing C^3

Token Investment → **Bermuda Exempt Co** —Invest→ Near Production Mining Co — **C3Bullion Mining Co's Portfolio**

C3Bullion: A Gold Stacking Fulfilling Cycle

As C3B invests in near production mines, C3B gold investors can expect an increase (or stacking) in certified gold that will come from the streaming deals to back their token.



Near Production Miners
Gold Raw Production
Gold Refinement
Certified Gold
Gold Custodian
Investment
.999 Oz CCC Units
C3
CONDOR CAPITAL COIN



C3Bullion Investment Process

C3Bullion ***aims to position its investment in near-term production opportunities with a financial structure in place to protect the "downside"***

- ***C3Bullion*** follows a multi-step investment process structured to protect and secure the investment made in mining assets. In addition, we position our investments to have an optionality in a potential upside in the equity value of the targets where we invest

- ***C3Bullion*** focuses on near-production stage of development to capitalize on "orphaned" opportunities that are near cash-flow and therefore avoids exploration and feasibility risk



Life Cycle of a Junior Explorer
EXPLORATION
MINING
Relative Value
12
10
8
6
4
2
0
High Risk –
High Potential Value
Lowered risk
Full Value
Speculators
Leave
Orphan
Period
Speculation
1 -2 years
2-3 years
1 year
2 years
Institutional
Investment
~4 to 5 years
Concept
Pre-discovery
Discovery
Feasibility
Development
Startup
Deplete
Time

C3Bullion **Main Investment Focus**



C3Bullion Investment Criteria

C3Bullion focuses in public companies trading in the TSX/TSXV to minimize investment risk

Investment Criteria

- Target investments are focused mainly on public companies trading in the TSX/TSXV with geographical locations mainly in North America. **C3Bullion** will consider Australia and Developed Europe on an opportunistic basis

- Target investment size of $1M - $10M per transaction, $5M investment on average

- Strong management team with proven successful track record

- Completed NI43-101 or JORC Resource statement, Preliminary Economic Assessment (PEA), and / or Feasibility Studies

- Stage of Development: Pre-production or near-production development stage with permitting in place

- Funding Mechanisms:
  - Convertible debentures
  - Streaming and Royalty opportunities
  - Senior secured debt
  - Opportunistic equity investments



C3Bullion Downside Protection

C3Bullion will invest in convertible debt type structures and will aim to minimize risk and protect the downside scenario via a combination of multiple mechanisms:

- Invest mainly in publicly traded companies with good management teams in place with strong successful track record

- Will obtain a senior secured lending position and a security blanket on all assets (PP&E and resource / reserves) with at least a 2.5-3x LTV

- Will eventually require junior miners to obtain captive insurance (through a separate C3Bullion captive insurance Co in Bermuda) to cover cash flow should production targets not be met in the agreed established amount of time



Utilizing Blockchain Across The Supply Chain

Decentralization guarantees complete transparency, meaning anyone along the supply chain can see how, when and where the metal was produced, and who was involved every step of the way[1]

Open Mine Production & Simplified Assay Ore Production[2]



MILL
1 DRILL
2 BLAST
3 LOAD
4 HAUL
5 CRUSH

Crushed Ore Stockpile

Cyanide
Caustic Soda
Gravity & Concentrate Leach

Gold Room

Gold Room

1. Holmes, Frank. "Blockchain Will Completely Revolutionize How We Mine Gold And Precious Metals", Forbes, https://www.forbes.com/sites/greatspeculations/2018/05/21/blockchain-will-completely-revolutionize-how-we-mine-gold-and-precious-metals/#1018ac7f4fa1
2. http://strategicimages.com.au/images/system_open_pit_mine.jpg



Utilizing Blockchain Across The Supply Chain

C3Bullion will utilize blockchain technology at specific supply chain points to track the production and movement of the assay ore into certified gold bullion

Logistics



shutterstock.com · 1147060868





Refinery





Trading into Bullion





Storage at 3rd Party Custodian




Data Flow Steps

Each party in the supply chain inputs information and signs the record in the form of a digital certificate with their unique digital signature.

Each certificate is written to the blockchain layer, forever immutable and visible to those with permission to view including any downstream supply chain participants. All larger data is stored in enterprise DLT until distributed storage options are available.

User Keys & Signature

Certificate w/ Provenance Information

Blockchain and Data Storage

Online Portal for Permissioned Records Viewing



DecentraNet To Lead Blockchain Technology

- C^3 has recently engaged DecentraNet, a Blockchain Advisory firm, to lead the development of C^3 backend technology

- DecentraNet is a purpose-driven investment and advisory firm specializing in blockchain and other transformational technologies with a global impact. DecentraNet also create event experiences and innovative content to bring its clients projects to market and has a strong client base network to better assist new projects



CLIENTS
BuildCoin Foundation
DECENTRIC MEDIA
Impact PPA
LOCI
snips
DAOstack
wanchain
NATIVE
NuMundo
nano VISION
netcents
ACCRETIO
COIN CLEAR
SECURRENCY
Good Money
CHINTAI
AMMA
Gojoy

Confidential and Proprietary

Financial models and other supporting information regarding historical data, hypothetical target returns, contextual analysis, and other pertinent matters will be made available to prospective investors upon request. Please refer to Potential Risks for important information. The information in this Presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities of the corporations or entities referred to herein, in the United States or to U.S. Persons.

12



C3Bullion Investment Options

C3Bullion investors can be exposed to its streaming/royalty business model through two different alternatives:

- Cash Option – investors participate in **C3Bullion** streaming model on a cash basis (any physical streaming assets are received on a USD basis) and can expect the fund Net Asset Value ("NAV") as follows:

Revenue Model	Gross NAV Calculation
Loan Interest	Cash Dividend +
Streaming Assets	Cash Dividend +
Equity Options Value	Cash Dividend =
Total	**Gross Cash NAV**

- Gold Option – investors participate in **C3Bullion** streaming model on a gold basis (all physical streaming assets as well as any cash USD components are traded into gold bullion), will have an option to redeem its assets into gold bullion (or cash), and can expect the NAV as follows:

Revenue Model	Gross NAV Calculation
Loan Interest	Traded into Gold Bullion +
Streaming Assets	Gold Bullion +
Equity Options Value	Traded into Gold Bullion =
Total	**Gross Gold NAV**



C3: An Asset Backed Revenue Token With Value Appreciation

UBS commodity analyst, Giovanni Staunovo, and other research experts, expect gold to maintain its value and appreciate in the medium to long term

For gold investors, C^3 offers a gold investment with an implied rate of return from successful streaming deals

C^3 is an Asset Backed Revenue Token and is defined as a Precious Metal "unit"

- During initial investment, the "Unit" will be defined as the number of Gold Ounces equivalent for each STO holder (i.e. 1 oz .999 Gold per Token)

- The "Unit" definition will be updated to reflect new Ounces of Gold that C^3 streaming deals provide into C^3's custodian
  - For example: assuming C^3 enters into an agreement with a gold producer that will provide each token holder 0.2 oz of gold per year for the life of the mine (15+ years), the token value for the next 3 years will be defined:

> **Year Zero: 1 oz Gold x Gold Spot Price**
> **Year One: 1.2 oz Gold x Gold Spot Price**
> **Year Two: 1.4 oz Gold x Gold Spot Price**
> **Year Three: 1.6 oz Gold x Gold Spot Price**

  - While C^3 will be exposed to the market fluctuations of gold, the value of the token will offer a potential rate of return per year from increases in quantities in the "Unit"



C3Bullion: Illustrative Example Fixed Gold Price

The return analysis on the right keeps the gold spot price fixed for the duration of 5 years to better illustrate the rate of return of a streaming and royalty transaction

The following chart highlights the streaming return and NAV rate of return of placing 80% of NAV intro streaming deals that provide 10,000 ounces at $800/oz for a $4M investment each assuming a fixed Gold price

STREAMING INVESTMENT WITH FIXED GOLD PRICE $1550/OZ

Year	Total Ounces (Streaming & Physical)
2019A	645
2020E	645
2021E	2,411
2022E	3,961
2023E	5,811
2024E	7,961

Legend: Total Ounces (Streaming & Physical) — Final NAV



C3Bullion: Illustrative Example Gold Spot Price at 5% Return

The illustrative example highlights a conservative scenario where gold spot price grows at 5% per annum

A steady and increasing gold price is a conservative and realistic assumption based on 3rd party research and current world macro economic conditions

The following chart highlights the streaming return and NAV rate of return of placing 80% of NAV intro streaming deals that provide 10,000 ounces at $800/oz for a $4M investment each, with the assumption of Gold growing at 5% per annum

STREAMING INVESTMENT WITH GOLD AT 5% RETURN P.A.

Year	Total Ounces (Streaming & Physical)
2019A	645
2020E	645
2021E	2,363
2022E	3,913
2023E	5,763
2024E	7,913

Legend: Total Ounces (Streaming & Physical) — Final NAV



Junior Mining Capital Overview

C3Bullion is positioning itself as an alternative capital provider in the Junior Mining Space to meet the gap in lack of funding

- After the commodity prices peak in 2011-2012, a long period of price decline led the mineral sector into a period of stagnation

Base Metals Price Change (2011 – 2017)



Source: S&P Global Market Intelligence and PDAC analysis



Junior Mining Capital Overview Continued

Precious metals price decline has been a strong factor behind the lack of funding in junior mining opportunities

- Many factors influence and impact investment in mineral streaming investments and mining, but the prices of commodities is a key one
- It is expected that broad-based commodity price appreciation over the last two years should expand investors' appetite for investment in the mineral industry
- This should positively impact the financing landscape of the sector as a whole

Precious Metals Price Change (2011 – 2019)



Source: S&P Global Market Intelligence and PDAC analysis



Junior Mining Capital Overview Continued

- The junior mining sector is mainly financed via private placements, and the trend is that financing has slowly begun to improve

- The slow rebound in activity within the mineral and exploration sector has been supported by a cyclical upswing in global economic activity since mid-2016



Source: Oreninc



Junior Mining Capital Overview Continued

The Oreninc Index indicates a limited improvement of the Junior Sector in 2016-19

- The Oreninc Index is intended to measure the overall health of the junior mining sector in terms of financing activity. The weighted index measures three factors on a weekly basis:
  - Broker participation
  - Total number of transactions opened
  - Total amount of funds raised



Source: Oreninc



Junior Mining Capital Overview Continued

From the period of 2011-2019, the majority of the financing in the junior mining sector has been in gold producing assets and companies with a market capitalization of under $100 million









Latest Gold Market Analysis

Gold, once mocked for its lack of yield and practical use, offers something the growing pile of negative-yielding bonds doesn't -- inflation protection. Plus, it makes a great doorstop. For five years, resistance above $1,350 an ounce was too much for bullion to overcome. That changed in June, as it became clear the Federal Reserve was heading for a round of interest-rate cuts. Spot prices touched $1,453.09 on Friday, the highest level since May 2013.



Bloomberg Markets *"The Gold Rush Heats Up as Sub-Zero Yields Spread", By Eddie van der Walt and Ranjeetha Pakiam*



Latest Gold Market Analysis

Gold's inflation-busting properties and low opportunity cost when interest rates drop have never been as important as now. The inverse relationship between bullion's price and U.S. real rates expectations, as measured by the yield on five-year inflation-linked Treasuries, is the strongest it's ever been. The correlation measured over 60 days hit -0.7 as bullion climbed.



Bloomberg Markets "The Gold Rush Heats Up as Sub-Zero Yields Spread", By Eddie van der Walt and Ranjeetha Pakiam



Latest Gold Market Analysis

The amount of metal stored in high-security facilities registered with the London Bullion Market Association started rising in October and continued doing so through March.



Secure Storage
Bullion holdings in London vaults started rising in November

✏ LBMA reported vault holdings

255M Troy ounces

Source: London Bullion Market Association

Bloomberg Markets *"The Gold Rush Heats Up as Sub-Zero Yields Spread", By Eddie van der Walt and Ranjeetha Pakiam*



Latest Gold Market Analysis

While holdings in exchange-traded funds have risen this year, the total amount of bullion in funds still isn't as high as it was at the end of 2012. And some, like Bridgewater Associates' Ray Dalio, suggest the market may just be at the start of a period that will be very positive for gold.



Bullion Mania
Managed-money allocations to gold have yet to reach extreme levels

■ Net long positioning to gold as a share of open interest on 7/9/19

Source: Bloomberg, CFTC, CME

Bloomberg Markets "*The Gold Rush Heats Up as Sub-Zero Yields Spread*", *By Eddie van der Walt and Ranjeetha Pakiam*



Table of Contents

1. C3Bullion Business Model, Strategy and Market Overview

2. C3 Bullion Project Opportunities

3. C3 Bullion Structure, Partner and Financial Details

4. C3 Bullion Management Team and Advisory Board



Trinidad Opportunity – Project #1

The Company is negotiating with management and its senior secured lender, a Gold production opportunity from Trinidad that has been orphaned and has all mining equipment in place (target is valued at ~$__M)

C3Bullion is currently negotiating a $2 million investment (and a full purchase option for ~$5M mostly payable through production revenue) into Trinidad, a pre-producing Peruvian mine that has all operating equipment in place as well as all permitting.

Property Details:

- Trinidad project is located in the Region of La Libertad, Sanchez Carrión province, Sartimbamba district, Monserrate Parish, Quebrada Quilcha at 5km between the communities of Conga and Santa Bárbara (Cota: 2,000 to 3,800 m.s.n.m.).

EXPLOR MINING DISCOVERY

TRINIDAD PROJECT
Geologica Evaluation Investment Project

Up Date October 2017

- Trinidad is located south of the Poderosa Mine and is located within the Belts Pataz Batholith & Coastal Batholith, Mesothermal Gold Belts.
- COMMUNITY: No social problems.
- HIGH GRADE: High Au and Ag values.
- ESTIMATED RESOURCES: 2.0 Mill ounces of gold.
- DEPOSIT TYPE: Mesothermal Veins Gold .
- INFRASTRUCTURE LOW INVESTMENT: Access road to the production site.
- STATE LANDOWNER: Superficial rights in process.
- WATER: Good water resources in the area.
- ELECTRICITY: There is power to the production site (2 Km).
- NO SOCIAL ISSUES: The communities located close to the project are pro mining activities.



Masglas Opportunity – Project #2

The Company is reviewing a Gold mining operation at Masglas who is the owner of gold, silver, copper and cobalt projects across Chile and Peru.

C3Bullion is performing due diligence for a preproduction operation at MASGLAS, This is a privately held exploitation mining company and owner of more than a dozen prospective gold, silver, copper and cobalt mining projects across Chile and Peru. Additionally, MASGLAS has several JV mining options and is the controlling owner of AURYN Mining Chile SpA. AURYN Mining Chile SpA owns 95% of the public company Cerro Dorado, Inc. (CDCH), whose sole asset is the prospective Alto de Lipangue Mining district.



Masglas Colpayoc, on top of having proven resources of over 300,000 oz of Gold holds an enormous potential to be a multimillion ounces world class project. Colpayoc is located close to Yanacocha Mine.

Masglas Colpayoc Resources
- NI 43-101 proven reserves 313,000 oz of Gold
- Extraction potential open in all directions
- Easy metallurgy
- Gold/Copper potential porphyry
- Related Skarn





Chorobol Opportunity – Project #3

The Company is negotiating a MOU in place with Proyecto, with reserves estimated at 500,000 ounces of gold.

C3Bullion is negotiating an MOU to assist a project with a GOOD LOCATION: 50km from the coast. There are no communities or social problems and 1 hour from Trujillo:

- ✔ HIGH LAW: High values of Au and Ag. Estimated resources of 500,000 ounces of gold.
- ✔ TYPE OF DEPOSIT: LOW SULFATION EPITHERMAL
- ✔ LITTLE INVESTMENT IN INFRASTRUCTURE : the Chorobol has an access road to the production site.
- ✔ Distance to Ports(50 Km.)
- ✔ SURFACE STATE: Surface Rights in Process
- ✔ Water: Good Water Resources Near Chorobol
- ✔ ELECTRICITY: the Chorobol area has energy.
- ✔ THERE ARE NO SOCIAL PROBLEMS: communities near Chorobol are "pro-mining"

**A Streaming Investment deal is under negotiation to secure a senior position in the company. Expected annualized return ~ 14-18%





Natural Reserve Areas Map
Gotitas de Oro HRM
208 ha.
Area de Reserva Natural Calipúy
1:20,000

TRUJILLO
SANTIAGO DE CHUCO
CHOROBAL PROJECT
CHAO



Colpayoc Opportunity – Project #4

The Company is negotiating a MOU in place with Colpayoc, with reserves estimated at 500,000 ounces of gold.

C3Bullion is negotiating a MOU to acquire Colpayoc.

This Colpayoc property is approximately 650 kilometers north-northwest of the capital city of Lima, Peru in the Western Cordillera's Cajamarca Mining District of the Peruvian Andes. The regional geology is dominated by a thick sequence of Mesozoic marine sedimentary rocks that are overlain by a thick and extensive sequence of volcanic rocks of Eocene to late Miocene age. Yanacocha has combined production and resources of more than 70 million ounces of gold, making it the largest gold camp in South America.

The Yanacocha epithermal district and many of the porphyry deposits in the region, including Colpayoc, are located within the regional scale, northeast trending Chicama-Yanacocha structural zone. This tectonic zone is over 50 kilometers wide and has been interpreted as a major control on magmatic and metallogenic activity in the region.



Colpayoc Property Regional Geology, Magnetic Anomaly, and Historical Rock Geochemistry Anomalies.



760000
765000
9215000
9210000
Geochem Anomaly
License
Outline of Magnetic Feature
Unexplored
Cerro Rico Zone (Ag-Au-Pb-Zn)
Alpaca Zone
Daylight Zone
Au-Cu-Mo
Rayo Grande Zone
Montura Zone
INTRUSIVE
LITHOLOGY
CENOZOIC VOLCANIC ROCK
MESOZOIC SEDIMENTARY ROCK
NORTH
0
2 km
Estrella Gold
Colpayoc Project

Figure 2.1: Peru Location Map – Colpayoc Project.

80°W
75°W
70°W
Quito
Colpayoc Gold Project
Cajamarca
PERU
Lima
La Paz
400 Kilometers
NORTH



C3Bullion South America Concessions - Peru

C3Bullion has rights and options to a wide array of streaming investment opportunities in the U.S.A., Central and South America with an estimated value of $6-12 million

In addition, C3Bullion has an option on 2 Nevada streaming investment opportunities in attractive locations

- While the current focus of C3Bullion is publicly-traded junior production issuers or North American near-production opportunities, we hold rights/options to significant concessions in Peru on an opportunistic basis.



Mining Projects
Gold / Silver Epithermal vein systems
Copper/Molybdenum porphyry systems
VMS copper, lead, zinc, silver gold systems
Peru
Northern Peru (Piura)
Trujillo Area
Lima Area
Cerro Cobre
Lagartos
Peña Blanca
Midas
Carlos V
Naranjo
San Miguel
Surlloma
Ancash
Illinois
Nevada
Golden Wonder
Pequop



Table of Contents



Legal Structure Overview

```
                    ┌──────────────┐
                    │  C3Bullion   │
                    │     GP       │
                    │   Colorado   │
                    └──────┬───────┘
                    ┌──────┴───────┐
                    │  C3Bullion   │
                    │     Ltd      │
                    │    Fund      │
                    └──────┬───────┘
          ┌────────────────┴────────────────┐
   ┌──────┴───────┐                   ┌──────┴───────┐
   │   Onshore    │                   │   Offshore   │
   │   LP Fund    │                   │   LP Fund    │
   └──────┬───────┘                   └──────┬───────┘
   ┌──────┴───────┐                   ┌──────┴───────┐
   │  C3Bullion   │                   │   Offshore   │
   │  Capital LP  │                   │ STO |Bermuda │
   │   DE Entity  │                   └──────────────┘
   └──────┬───────┘
   ┌──────┴───────┐
   │  SAFT Option │
   │   To STO II  │
   └──────────────┘
```



C3, Ltd. Bermuda Exempt Limited Company

Management has recently appointed a group of top senior advisors to assist C3Bullion upcoming launch

C^3 will also maintain a strong team of independent providers to meet BMA requirements

- C^3 Ltd. is an established Bermuda Exempt Limited Company and plans to obtain a STO license from the Finance Minister's Office under supervision of the Bermuda Monetary Authority ("BMA") and then invest into C3Bullion

- Bermuda's strong track record as a reputable offshore jurisdiction is capitalizing on the success of its insurance/re-insurance revenue model and aims to become the number one option for strong Crypto projects throughout the world

- C^3 aims to become Bermuda's first approved precious metal backed STO and has engaged the necessary providers to meet the rigorous requirements to meet local standards and who will supervise investment into C3Bullion

Legal & Compliance	Audit & Banking









3 BULLION

C3Bullion Token Issuance and Custody

Blockchain Triangle, based out of Bermuda, will be C3's issuance and custody provider through its wide array of approved partners

	Bermuda Connectivity	Non-Bermuda Connectivity
License Partners	OYSTER Consulting (Bermuda) Ltd ***; Harbor View Corporate Services Ltd ***; University of Michigan *; *	*; swytch ***; ***
Issuance Partners		ENIGMA **; ** ; Roberts Ryan *; hedgebay trading *
Exchange & Liquidity	Velocity Ledger ***; Circle **	AiX ***; The Ocean ***
Advisory		Inveniam Capital Partners ** (Aut Viam Inveniam Aut Faciam)
Custody	Velocity Ledger ***	PrimeTrust ****; BitGo ****; Computershare ****



*	Agreements in place
**	NDA in place, Conversational - Service profile discussed
***	NDA in place, Term Sheets being exchanged
****	Term Sheet with partner to provide connectivity



Incremental Use of Proceeds For First $20 Million Capital Raise

TOTAL RAISE (TYPE)	Estimated Budget	%	Estimated Budget	%	Estimated Budget	%	Estimated Budget	%
Investment Assets	$3.5m	70%	$8m	80%	$13m	87%	$17.5m	88%
Legal/Licenses/ Platform/Accounting	$400k	8%	$200k	2%	$200k	1%	$200k	1%
Operating Costs	$600k	12%	$800k	8%	$1m	7%	$1.3m	7%
Development/ Working Capital/Marketing	$500k	10%	$1m	10%	$800k	5%	$1m	5%
Total:	$5m	100%	$10m	100%	$15m	100%	$20m	100%



C3Bullion HEADLINE - FINANCIALS

	First Tranche - 50% Discount	Second Tranche – 30% Discount	Public Sale 1	Institutional Sale
Gold Spot Price	$1,300	$1,300	$1,300	$1,300
Premium	30.00%	30.00%	12.50%	12.50%
Token Price	$1,690	$1,690	$1,463	$1,463
Discounted Token Price	$845	$1,183	$1,463	$1,463
Funding Need	$500,000	$1,000,000	$20,000,000	$150,000,000
# of Tokens	591	845	13,675	102,564
Investment Allocation			$17,500,000	$131,250,000
OpEx Allocation	500,000	1,000,000	$2,500,000	$18,750,000
Implied Gold Value	$768,300	$1,098,500		
Implied Ounces Needed	591	845		
Allocation towards OpEx	$500,000	$1,000,000	$2,500,000	$18,750,000
Total Oz to Recover	17,782			
Total Allocation	$171,500,000			
Total Tokens Available	117,675			
Implied Gold Backing $	$152,977,500			
Implied Gold Backing oz	117,675.00			



Strong Track Record of C3Bullion Management Team

C3Bullion has a strong management team in place with extensive experience in the natural resources and finance sectors

- **C3Bullion** current management team has a combined experience of over 100 years in the mining investment and exploitation sector:

- **Mr. Gallon** is a registered professional mining executive with over 45 years' experience in all phases of exploration and mining, both open pit and underground, from grass roots exploration through feasibility studies, mine development & construction, to process plant design and operational mine management.

- **Mr. Rosero** graduated as an Engineer in Mines in 1973 and with a Post Degree in Mines Geology from the University of Leicester, England 1976. He has served as a field geologist in exploration geochemistry and mapping in the Ecuadorian Geological Survey since November of 1972, was a Mineralogy Teacher in the Faculty of GMYP of the Central University of the Ecuador from 1971 until October of 1985 and Mineral Exploration from November 1985 until 2001, and Director of the Ecuadorian Geological Survey from January to October of 2003 and Vice Minister of Mines from 2004 to 2005.

- **Mr. Bolanos** has a Master's Degree (M.Sc.) in Mining Geology from the Camborne School of Mines (M.C.S.M.) of the University of Exeter (U.K., 1995); P. Eng. Geology graduated from the Central University of Ecuador (Honors Degree - Gold Medal Best Student, 1992); Registered Member (Qualified Person) of the Society of Mining, Metallurgy and Exploration of the USA (SME), Member of the Society of Economic Geologists (SEG), Fellow of the Geological Society. Fluent in Spanish and English and has 21 years' experience in geology, mining exploration, mining evaluation, development and administration of mining properties in the roles of Consulting Geologist, Exploration Manager, General Manager, Vice-president of Exploration for mining companies in North, Central and South America.



Table of Contents

1. C3Bullion Business Model, Strategy and Market Overview

2. C3 Bullion Project Opportunities

3. C3Bullion Structure, Partner and Financial Details

4. C3 Bullion Management Team and Advisory Board



C3Bullion Management Team

Martin Gallon – Chief Mining Officer



Mr. Gallon is a registered professional mining executive with over 45 years experience in all phases of exploration and mining, both open pit and underground, from grass roots exploration through feasibility studies, mine development & construction, to process plant design and operational mine management. He developed, supervised and authored feasibility and EPCM proposals for major engineering and construction groups and held progressively senior positions including VP Exploration, President, COO and CEO. More recently, Mr. Gallon focused on project evaluation, financing, development, construction and advancing a number of projects from grass roots to production in North, Central and South America where he was responsible for two major exploration discoveries and designed, built and operated three gold mines.

Jim Simmons – SVP Legal



James received his law degree from George Washington University in 1988. Before joining N&S, Jim practiced with Tillinghast Collins & Graham in its corporate, commercial and real estate departments. Jim serves on the Banks and Trusts Committee of the Rhode Island Bar Association and his practice is concentrated in the areas of corporate law, banking and commercial law, mortgage lending, venture capital, private placements and real estate, bankruptcy, and creditors' rights. He is admitted to practice law in both Rhode Island and Massachusetts.



C3Bullion Management Team

C3Bullion has a strong management team with over 100 years of natural resources experience



Julian Rosero – Chief Mining Engineer

Mr. Rosero graduated as an Engineer in Mines in 1973 and with a Post Degree in Mines Geology from the University of Leicester, England 1976. He has served as a field geologist in exploration geochemistry and mapping in the Ecuadorian Geological Survey since November of 1972, was a Mineralogy Teacher in the Faculty of GMYP of the Central University of the Ecuador from 1971 until October of 1985 and Mineral Exploration from November 1985 until 2001, and Director of the Ecuadorian Geological Survey from January to October of 2003 and Vice Minister of Mines from 2004 to 2005.



John Bolanos – Chief Mining Geologist

Mr. Bolanos has a Master's Degree (M.Sc.) in Mining Geology from the Camborne School of Mines (M.C.S.M.) of the University of Exeter (U.K., 1995); P. Eng. Geology graduated from the Central University of Ecuador (Honors Degree - Gold Medal Best Student, 1992); Registered Member (Qualified Person) of the Society of Mining, Metallurgy and Exploration of the USA (SME), Member of the Society of Economic Geologists (SEG), Fellow of the Geological Society and has 21 years' experience in geology, mining exploration, mining evaluation, development and administration of mining properties in the roles of Consulting Geologist, Exploration Manager, General Manager, Vice-president of Exploration for mining companies in North, Central and South America.



C3Bullion Management Team

C3Bullion technology and cryptocurrency platform will be led by seasoned experts in the industry



Dana T. Jurika – COO

Mr. Jurika has 20+ years' experience in mining and finance. In the 90s he was part of Robertson Stephens an investment bank then acquired by Bank of Boston. Later he spent several years as a portfolio manager for a Hedge Fund. Mr. Jurika has brought two mineral exploration companies from startup through IPO. Most recently Dana has been the CFO of CMMC, Redstone, and SensorComm. He previously has sat on the board of several public and private corporations and holds the CFA designation.



Elizabeth Hunker – EIR & Cryptocurrency Advisor

Elizabeth is Entrepreneur in Residence at a strategic fund with a B2B, enterprise technology focus, and primary technology market research firm in NYC. Elizabeth became majority-invested into distributed ledger technology & cryptocurrency in 2010, while independently researching economics supportive of decentralized systems and marketplaces. Elizabeth currently advises ventures with digital assets under management, and initiatives leveraging blockchain that are long-term impact-oriented (specifically with market, AI/ML, and quality of life/longevity focuses), as well as Opportunity Zones seeking regulatory framework innovation to adapt for emerging markets and technologies. Elizabeth will lead C3Bullion fintech projects.



Legal Structure Overview – Onshore/Offshore Fund Metrics

Rights Available for the U.S. Common Shares (Onshore) and Non-U.S. Bermuda Exempt Shares (Offshore)

(a) The C3, Ltd. Bermuda Token/Coin Launch: Following the successful STO I launch in Bermuda by C3, Ltd., a Bermuda exempt company, the C3Bullion Shares will have the option to either:

(i) continue to hold Shares in the Colorado corporation;

(ii) convert the Shares into unrestricted C3, Ltd. Bermuda STO I coins/tokens at the opening price when the C3, Ltd. Bermuda STO I is approved;

(iii) C3, Ltd. Bermuda STO I coins/tokens will be held at the holder's discretion in either: USD or Gold bullion; and NAV will be assigned to either account accordingly based upon the date of conversion; and

(v) C3Bullion Shares will be secured by a SAFT for the C3, Ltd. Bermuda STO II, as surety in the interim period prior to the C3,Ltd. Bermuda STO II launch receiving approval from the Bermuda Finance Minister's office;

(c) The C3Bullion Shares and C3, Ltd. Tokens will be managed by the General Partner who may invest proceeds in its sole discretion with respect to any particular investment, and such investments will be made on a pari passu basis, including the sharing of applicable expenses.



Disclosure

First Position: By reviewing this summary, you agree to be bound by the following terms and conditions: Under no circumstances should any material in this presentation be construed as an offering of securities or of investment advice. The reader should consult with his/her professional investment advisor regarding investments in securities referred to herein.

United States Securities Regulations:

No securities regulatory authority in the United States has either approved or disapproved of the contents of our summary. C3Bullion and AMERICAN CONDOR RESOURCES is not registered with the United States Securities and Exchange Commission (the "SEC"): as a "broker-dealer" under the Exchange Act, as an "investment adviser" under the Investment Advisers Act of 1940, or in any other capacity. They are also not registered with any state securities commission or authority as a broker-dealer or investment advisor or in any other capacity.

Disclaimer for Reports:

The information in the C3Bullion and AMERICAN CONDOR RESOURCES summary does not constitute an offer to sell or a solicitation of an offer to buy any securities of the corporations or entities referred to herein, in the United States or to U.S. Persons. Securities may not be offered or sold in the United States except in compliance with the registration requirements of the Securities Act of 1933 (the "Securities Act") and applicable U.S. state securities laws or pursuant to an exemption therefrom.

Second Position:

This summary is for informational purposes only and does not constitute an offer or solicitation to sell shares or securities in the Company or any related or associated company. Any such offer or solicitation will be made only by means of the Company's confidential Offering Memorandum, Offering Circular or Offering Statement, and in accordance with the terms of all applicable securities and other laws. None of the information or analyses presented are intended to form the basis for any investment decision, and no specific recommendations are intended. Accordingly, this summary does not constitute investment advice or counsel or solicitation for investment in any security. This summary does not constitute or form part of, and should not be construed as, any offer for sale or subscription of, or any invitation to offer to buy or subscribe for, any securities, nor should it or any part of it form the basis of, or be relied on in any connection with, any contract or commitment whatsoever. The Company expressly disclaims any and all responsibility for any direct or consequential loss or damage of any kind whatsoever arising directly or indirectly from: (i) reliance on any information contained in the summary, (ii) any error, omission or inaccuracy in any such information or (iii) any action resulting therefrom.

Third Position:

This summary contains certain statements, estimates and projections that are "forward-looking statements." All statements other than statements of historical fact in this executive summary are forward-looking statements and include statements and assumptions relating to: plans and objectives of management for future operations or economic performance; conclusions and projections about current and future economic and political trends and conditions; and projected financial results and results of operations. These statements can generally be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue", "rankings" or other similar words. C3Bullion and ACR does not make any representations or warranties (express or implied) about the accuracy of such forward-looking statements. Readers are cautioned that actual results of any investments referenced in this summary could differ materially from forward-looking statements; and readers of this summary are cautioned not to place undue reliance on forward-looking statements. The information provided in this summary (including any separate documents that may be accessed through the C3Bullion and ACR website) is not directed at any investor or category of investors and is provided solely as general information about our products and services and to provide general investment education. No information contained herein should be regarded as a suggestion to engage in or refrain from any investment-related course of action as C3Bullion/ACR and its affiliates are not undertaking to provide investment advice, act as an adviser to any plan or entity subject to the Employee Retirement Income Security Act of 1974, as amended, individual retirement account or individual retirement annuity, or give advice in a fiduciary capacity with respect to the information presented herein.



Contact Information

For further information and to request a copy of the Offering Documents, White Paper, News Releases and current holdings reports:

Dukes Place
Aldgate, London
England EC3A, UK

8400 E. Prentice Avenue
Denver, CO 80111
Tel: 920-207-0100
info@amcondor.com

C/O Simmons Associates, Ltd.
Attorneys and Counselors at Law
155 South Main Street, Suite 301
Providence, Rhode Island 02903 USA

BeesMont Legal Group
5th Floor, 51 Church Street
Hamilton HM 12
Bermuda

https://www.C3Bullion.com